                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                    FORM 11-K

                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

 (Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EX-CHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 1999

                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                  to
                               ----------------    --------------

                          Commission file number 1-8207

Full title of the plan and the address of the plan, if different from that of the issuer named below:
              The Home Depot FutureBuilder
-------------------------------------------------------------------------------

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
         The Home Depot, Inc., 2455 Paces Ferry Road, NW, Atlanta, GA 30339
-------------------------------------------------------------------------------

                          THE HOME DEPOT FUTUREBUILDER

                              Financial Statements

                        December 31, 1999, 1998, and 1997

                   (With Independent Auditors' Report Thereon)

                          THE HOME DEPOT FUTUREBUILDER

                                TABLE OF CONTENTS



                                                                           PAGE
Independent Auditors' Report                                                 1

Statements of Net Assets Available for Benefits                              2

Statements of Changes in Net Assets Available for Benefits                   3

Notes to Financial Statements                                                4

Schedule of Assets Held for Investment Purposes                              9


                          INDEPENDENT AUDITORS' REPORT


The Administrative Committee
The Home Depot FutureBuilder:


We have audited the accompanying statements of net assets available for benefits of The Home Depot FutureBuilder (the "Plan") as of December 31, 1999, 1998, and 1997 and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Home Depot FutureBuilder at December 31, 1999, 1998, and 1997, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in
Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Administrative Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                      /s/ KPMG LLP


June 23, 2000

                          THE HOME DEPOT FUTUREBUILDER

                 Statement of Net Assets Available for Benefits

                        December 31, 1999, 1998, and 1997



                                                    1999                1998                  1997
                                               ---------------     ---------------       -------------

Assets:
  Cash                                        $            --             348,590             341,324
  Investment (note 5)                           2,442,810,306       1,440,928,167         703,441,422
                                               ---------------     ---------------       -------------
                                                2,442,810,306       1,441,312,757         703,782,746
                                               ---------------     ---------------       -------------

Receivables:
  Employer contributions receivable                        --           6,913,263          10,539,803
  Participant loans receivable                     38,266,706          19,397,904           7,329,452
  Other receivable                                    749,486             146,641                  --
                                               ---------------     ---------------       -------------
          Total receivables                        39,016,192          26,457,808          17,869,255
                                               ---------------     ---------------       -------------
          Total assets                          2,481,826,498       1,467,770,565         721,652,001
                                               ---------------     ---------------       -------------

Liabilities:
  Accrued liabilities                                 355,724            553,163              490,198
  Other payable                                       636,670            494,967            2,728,134
                                               ---------------     ---------------       -------------
          Total liabilities                           992,394          1,048,130            3,218,332
                                               ---------------     ---------------       -------------
          Net assets available for benefits   $ 2,480,834,104       1,466,722,435         718,433,669
                                               ===============     ===============       =============



See accompanying notes to financial statements.

                         THE HOME DEPOT FUTUREBUILDER

          Statements of Changes in Net Assets Available for Benefits

                 Years ended December 31, 1999, 1998, and 1997

                                                                     1999                         1998                     1997
                                                                ---------------              ---------------           -------------

Additions to net assets attributed to:
  Investment income:
    Realized gain on sale or distribution of
      common stock of The Home Depot, Inc.                      $  46,416,984                   12,558,447              30,810,110
    Realized gain on sale of shares of registered
      investment companies                                          8,295,525                    4,178,694               1,046,972
    Net unrealized appreciation in fair vaue
      of investments                                              880,597,712                   659,591,800            236,552,302
    Interest Income                                                13,898,916                     1,031,654                735,630
    Dividends                                                       3,608,370                     7,821,045              4,681,418
                                                                ---------------              ----------------          -------------
                                                                  952,817,507                   685,181,640            273,826,432

    Contributions:
      Participants'                                               120,578,245                    85,298,480             63,988,463
      Employer's                                                   58,786,276                    38,328,001             32,555,354
                                                                ---------------              ----------------          -------------
                                                                  179,364,521                   123,626,481             96,543,817
                                                                ---------------              ----------------          -------------
                     Total additions                            1,132,182,028                   808,808,121            370,370,249

Deductions from net assets attributed to :
  Benefits paid to participants                                   114,284,453                    57,872,186             38,092,137
  Administrative expenses                                           3,785,906                     2,647,169              2,069,154
  Interest expense                                                         --                            --                 34,251
                                                                ---------------              ----------------          -------------
                     Total deductions                             118,070,359                    60,519,355             40,195,542
                                                                ---------------              ----------------          -------------
                     Net increase                               1,014,111,669                   748,288,766            330,174,707

Net assets availble for benefits:
  Beginning of year                                             1,466,722,435                   718,433,669            388,258,962
                                                                ---------------              ----------------          -------------

  End of year                                                 $ 2,480,834,104                 1,466,722,435            718,433,669
                                                                =============                ================          ===========

See accompanying notes to financial statements.

(1)    DESCRIPTION OF THE PLAN

       The following is a brief description of The Home Depot FutureBuilder (the "Plan"). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       (A)    GENERAL

              The Plan is a defined contribution plan covering substantially all employees of The Home Depot, Inc. and subsidiaries (the "Company"). Employees are eligible to become participants on the first quarterly entry date (January 1, April 1, July 1, and October 1) following the completion of one year of service. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       (B)    CONTRIBUTIONS

              Under the employee stock ownership portion of the Plan, contributions were made solely by the Company and at the discretion of the Company's Board of Directors ("ESOP contributions"). During February 1999, the Company made its final ESOP contribution in lieu of increased percentage contributions to the 401(k) Plan.

              Under the 401(k) portion of the Plan, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit plans or contribution plans. The Company provides matching contributions of 150% of the first 1% of base compensation contributed by a participant and 50% of the next 2% to 5% of base compensation contributed by a participant. Additional amounts may be contributed at the option of the Company's Board of Directors. The matching Company contribution is invested directly in Home Depot common stock. Contributions are subject to certain limitations.

       (C)    PARTICIPANT ACCOUNTS

              The Plan maintains a separate account for each participant, to which contributions, forfeitures, and investment performance are allocated.

       (D)    VESTING

              An employee becomes 100% vested upon death, reaching retirement age 65, total or permanent disability, or if the Plan is terminated. If an employee leaves the service of the Company for reasons other than stated above, vesting for the ESOP contributions and earnings thereon is based on years of service, as follows:

                          YEARS
                            OF                      VESTING
                         SERVICE                   PERCENTAGE
                         -------                   ----------
                            3                          20%
                            4                          40
                            5                          60
                            6                          80
                         7 or more                    100
                                                      ===

              Under the 401(k) portion of the Plan, participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contributions plus actual earnings thereon is based on years of vesting service. A participant is 100% vested after three years of vesting service.

       (E)    PAYMENT OF BENEFITS

              Upon retirement, death, disability, or termination of service for any other reason, participants may elect to receive a lump-sum payment of their vested account balance in the form of cash or securities at the market value on the date of distribution.

       (F)    PARTICIPANT LOANS RECEIVABLE

              Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50% of their account balance. Loan terms range from one to five years. The loans bear interest at a rate commensurate with local prevailing rates.

       (G)    FORFEITED ACCOUNTS

              Forfeited nonvested accounts are used to first reduce Plan expenses and then to reduce future employer contributions. In 1999, employer contributions were reduced by forfeitures of $3,600,000.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.

       (A)    GENERAL

              The Plan is administered by an Administrative Committee made up of employees of the Company. Wachovia Bank of Georgia, N.A. has been appointed the Trustee of the Plan, and as such holds, controls, manages, and administers the assets of the Plan.

       (B)    BASIS OF PRESENTATION

              The accompanying financial statements have been prepared on the accrual basis of accounting.

       (C)    INVESTMENT VALUATION AND INCOME RECOGNITION

              The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represents the net asset value of shares held by the Plan at year-end. The Company common stock is valued at its quoted market price as obtained from the New York Stock Exchange. The investment in the WB Short-Term Investment Fund is reported at fair value as determined by Wachovia Bank based on the quoted market prices of the securities in the fund. Securities transactions are accounted for on the trade date. Share amounts related to the Company's common stock have been adjusted for a three-for-two stock split effected in the form of a stock dividend on December 30, 1999; a two-for-one stock split effected in the form of a stock dividend on July 2, 1998, and a three-for-two stock split effected in the form of a stock dividend on July 3, 1997.

              The Plan also invests in short-term investments which are carried at market value.

       (D)    USE OF ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       (E)    RECENT ACCOUNTING PRONOUNCEMENTS

              In September 1999, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position No. 99-3 ("SOP 99-3"), ACCOUNTING FOR AND REPORTING OF CERTAIN DEFINED CONTRIBUTION PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS, effective for employee benefit plan years ending after December 15, 1999. This SOP amends the disclosure requirements for defined contribution plans and was adopted by the Plan in the current year.

       (F)    RECLASSIFICATIONS

              Certain balances in prior years have been reclassified to conform with the current year presentation.

(3)    FEDERAL INCOME TAXES

       The Internal Revenue Service has determined and informed the Company by a letter dated September 4, 1997 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Administrative Committee of the Plan believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4)    TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(5)    INVESTMENTS

       The Plan's investments are held by the Trustee of the Plan, Wachovia Bank of Georgia, N.A. A description of the assets of the Plan follows:

       PARTICIPANT DIRECTED

           o Dimensional Fixed Income Fund - Funds are invested in shares of a registered investment company that invests in high quality short-term debt obligations that mature within two years.

           o Primco JRT Stable Fund - Funds are primarily invested in short-term debt obligations that mature within one to three years.

           o Barclay's Global Investors Fund - Funds are invested in shares of a registered investment company that invests in the common stocks included in the Standard & Poor's 500 Index.

           o Putnam New Opportunities Fund - Funds are invested in shares of a registered investment company that invests primarily in common stocks which are believed to have the potential to grow at an above-average pace over time.

           o Templeton Foreign Fund - Funds are invested in shares of a registered investment company that invests in stocks and debt obligations of companies and governments outside the U.S.

           o Invesco Value Trust Fund - Funds are invested in shares of a registered investment company that invests in bonds, common stocks, and high-quality short-term to intermediate-term debt obligations.

           o The Home Depot Stock Fund - Funds are invested in common stock of The Home Depot, Inc.

The fair value of individual investments that represent 5.0% or more of the Plan's net assets are as follows:

                                                                   1999                   1998                    1997
                                                             ------------------     ------------------     --------------------
         The Home Depot Stock Fund                            $   437,755,450            133,487,420           29,148,472
         The Home Depot, Inc. Common Stock*                     1,759,867,725          1,151,069,495          566,880,156
         Putnam New Opportunities Fund                             99,088,489             54,400,853           37,683,315


         *Nonparticipant directed

Investments in the Putnam New Opportunities Fund did not exceed 5.0% of the Plan's net assets at December 31, 1999 and 1998.

During 1999, 1998, and 1997, the Plan's investments (bought, sold, and held during the year) appreciated in value by $880,597,712, $659,591,800, and $236,552,302, respectively, as follows:

                                                                   1999                   1998                    1997
                                                             ------------------     ------------------     --------------------
         Net unrealized appreciation in fair market value:

              Mutual funds                                 $        35,600,891             11,442,284           9,163,070
              Common stock                                         844,996,821            648,149,516         227,389,232
                                                             ------------------     ------------------     --------------------

                Net change in fair market value            $       880,597,712            659,591,800         236,552,302
                                                             ==================     ==================     ====================


       NON-PARTICIPANT DIRECTED

       The Home Depot, Inc. Common Stock - Comprised of shares of The Home Depot's common stock, representing the Company's matching and ESOP contributions. These shares have been allocated to individual participant accounts. Participants may immediately transfer the Company's matching contributions to other investment funds. Each participant who has completed five years of service and attained the age of 55 may transfer ESOP contributions to other investment funds. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                   1999                   1998                    1997
                                                             ------------------     ------------------     --------------------
        Net assets - The Home Depot, Inc.   Common

        Stock                                               $   1,759,867,725          1,151,069,495          566,880,156
                                                             ==================     ==================     ====================

        Changes in net assets:

             Net appreciation                               $     591,706,121            589,567,114          203,936,464
             Contributions                                         64,510,953             41,954,541           35,121,229
             Benefits paid to participants                        (47,418,844)           (47,332,316)          (1,980,237)
                                                             ------------------     ------------------     --------------------

                                                            $     608,798,230            584,189,339          237,077,456
                                                             ==================     ==================     ====================


(6)    SUBSEQUENT EVENTS

       Effective April 2000, the Plan changed the trustee of the Plan to Northern Trust.

                           THE HOME DEPOT FUTUREBUILDER

                  Schedule of Assets Held for Investment Purposes

                                 December 31, 1999


                                                           Description                                 Current
        Identity of Issue                                 of Investment                                 value
----------------------------------------   ------------------------------------------------------   ----------------

*The Home Depot, Inc. common stock         25,598,076 shares of common stock                       $   1,759,867,725

*The Home Depot Stock Fund                 6,367,352 shares of common stock                              437,755,450

Barclay's Global Investors Fund            1,148,890 shares of registered investment company              46,714,658

Invesco Value Trust Fund                   782,523 shares of registered investment company                22,661,860

Putnam New Opportunities Fund              1,089,363 shares of registered investment company              99,088,489

Templeton Foreign Fund                     1,405,218 shares of registered investment company              15,766,543

Primco JRT Stable Fund                     11,591,576 shares of registered investment company             11,591,576

*Wachovia Bank Short-Term                  49,364,005 shares of collective
  Investment Fund                            trust fund of Wachovia Bank                                  49,364,005
                                                                                                    ----------------

           Total investments                                                                       $   2,442,810,306
                                                                                                    ================


* Indicates party-in-interest to the Plan.

                                     THE HOME DEPOT FUTUREBUILDER

                           Schedule of Assets Held for Investment Purposes

                                         December 31, 1998


IDENTITY OF ISSUE                       DESCRIPTION OF INVESTMENT                          CURRENT VALUE
-----------------                       -------------------------                          -------------
*The Home Depot, Inc. common stock      18,814,474 shares of common stock                  $1,151,069,495

*The Home Depot Stock Fund              2,179,305 shares of common stock                      133,487,420

Dimensional Fixed Income Fund           927,750 shares of registered investment company         9,388,834

Barclay's Global Investors Fund         1,020,345 shares of registered investment company      34,286,478

Invesco Value Trust Fund                643,516 shares of registered investment company        20,180,662

Putnam New Opportunities Fund           931,043 shares of registered investment company        54,400,853

Templeton Foreign Fund                  1,202,693 shares of registered investment company      10,090,597

*Wachovia Bank Short-Term               28,023,833 shares of collective trust fund of          28,023,828
  Investment Fund                         Wachovia Bank                                    --------------

           Total investments                                                               $1,440,928,167
                                                                                           ==============

                           THE HOME DEPOT FUTUREBUILDER

                  Schedule of Assets Held for Investment Purposes

                                 December 31, 1997


                                                           Description                                 Current
        Identity of Issue                                 of Investment                                 value
----------------------------------------   ------------------------------------------------------   ----------------

*The Home Depot, Inc. common stock         9,628,538 shares of common stock                        $     566,880,156

*The Home Depot Stock Fund                 495,091 shares of common stock                                 29,148,472

Dimensional Fixed Income Fund              608,401 shares of registered investment company                 6,144,851

Barclay's Global Investors Fund            868,241 shares of registered investment company                22,698,430

Invesco Value Trust Fund                   508,246 shares of registered investment company                14,784,880

Putnam New Opportunities Fund              774,580 shares of registered investment company                37,683,315

Templeton Foreign Fund                     1,051,020 shares of registered investment company              10,457,652

*Wachovia Bank Short-Term                  15,643,665 shares of collective
  Investment Fund                            trust fund of Wachovia Bank                                  15,643,666
                                                                                                    ----------------

           Total investments                                                                       $     703,441,422
                                                                                                    ================


* Indicates party-in-interest to the Plan.

                                   SIGNATURES

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          The Home Depot FutureBuilder

Date:  July 12 , 2000

                                          /s/ LAWRENCE A. SMITH
                                          ---------------------
                                          By: Lawrence A. Smith
                                          Member, Administrative Committee